UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
CARDIOGENESIS CORPORATION
(Name of Subject Company)
CARDIOGENESIS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
14159W-10-9
(CUSIP Number of Class of Securities)
Paul J. McCormick
Executive Chairman
Cardiogenesis Corporation
11 Musick
Irvine, California 92618
(949) 420-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Michael A. Hedge, Esq.
K&L Gates LLP
1900 Main Street, Suite 600
Irvine, California 92614
(949) 253-0900
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cardiogenesis Corporation (the “Company” or “Cardiogenesis”) initially filed on April 5, 2011 (the “Statement”). The Statement relates to the tender offer by CL Falcon, Inc., a Florida corporation (“Purchaser”), and a direct wholly owned subsidiary of CryoLife, Inc., a Florida corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on April 5, 2011 (as amended or supplemented from time to time, the “Schedule TO”), to purchase not more than forty-nine and nine-tenths percent (49.9%) of the Company’s issued and outstanding shares of common stock, at a purchase price of $0.457 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
Item 9. Exhibits.
Item 9 of the Statement, is hereby amended and supplemented by adding the following exhibit:
     The following exhibit is filed herewith:

Exhibit	Description
(a)(5)(B)(4)	Joint Press Release issued by the Company and Parent, dated April 18, 2011, announcing the expiration of the “go-shop” period (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on April 18, 2011).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARDIOGENESIS CORPORATION

By:	/s/ WILLIAM ABBOTT

Name:	William Abbott
Title:	Chief Financial Officer and Secretary
Dated: April 18, 2011

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